PARTIAL RELEASE OF TRADEMARK SECURITY AGREEMENT
THIS PARTIAL RELEASE OF TRADEMARK SECURITY AGREEMENT (this “Release”) is made as of January 30, 2015 (the “Effective Date”) by BANK OF AMERICA, N.A., as the administrative agent and collateral agent (in such capacities, the “Agent”), on behalf of itself and the other Secured Parties for the benefit of CHEMICAL SPECIALISTS AND DEVELOPMENT, LLC and STARTEX CHEMICAL, LLC (each, individually, a “Grantor”).
WHEREAS, pursuant to the terms and conditions of that certain Pledge and Security Agreement, dated as of March 31, 2011 among Nexeo Solutions, LLC (the “U.S. Borrower”), certain Domestic Subsidiaries of the U.S. Borrower from time to time party thereto (including each Grantor), Nexeo Solutions Holdings, LLC, Nexeo Solutions Sub Holding Corp. and the Agent (as it may have been from time to time amended, restated, modified or supplemented, including pursuant to the Joinder Agreement, dated December 4, 3013, by and among each Grantor, Startex Distribution West, LLC and the Agent, the “Security Agreement”), each Grantor pledged and granted to the Agent for the benefit of the Secured Parties a lien on and security interest in and to all of its right, title and interest in, to and under certain collateral including the trademarks and trademark registrations set forth on Schedule I (collectively, the “Trademarks”) and the goodwill and Proceeds associated with the Trademarks;
WHEREAS, the Trademark Security Agreement relating to the Trademarks was recorded with the Trademark Division of the U.S. Patent & Trademark Office on January 8, 2014, at Reel 5194 and Frame 0898;
WHEREAS, each Grantor desires to transfer certain of its assets subject to the liens of the Security Agreement to the U.S. Borrower, including the Trademarks, and has requested that the Agent release its interest in the Trademarks;
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Agent hereby terminates, cancels, re-pledges, reassigns and releases any and all security interests it has against the Trademarks and goodwill and Proceeds associated with the Trademarks without representation, warranty or recourse of any kind whatsoever.
Other than the foregoing release of the Trademarks, made by the Agent on behalf of itself and the other Secured Parties for the benefit of each Grantor on or around the date hereof, the Agent hereby confirms its lien on and security interest in all right, title and interest in and to all other Collateral pledged to it under the Security Agreement and retains all security interests, liens, rights, titles and interests pledged and granted to the Agent under the Security Agreement with respect to all such other Collateral. The Agent’s security interest, liens, rights, titles and interests in such other Collateral shall not, and shall not be deemed to, be impaired, interrupted or otherwise modified in any respect by this Release.
Capitalized terms used but not defined herein shall have the meaning set forth in the Security Agreement.

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IN WITNESS WHEREOF, the Agent has caused this Release to be executed by its duly authorized representative as of the Effective Date:

BANK OF AMERICA, N.A.
as Agent
By: /s/ Robert Q. Mahoney
Name: Robert Q. Mahoney
Title: Senior Vice President

SCHEDULE I
to
PARTIAL RELEASE OF TRADEMARK SECURITY AGREEMENT

Trademark Registrations:

Trademark	Current Owner	Federal Registration No.
STARTEX QUALITY PRODUCTS with design	Startex Chemical, LLC	1,614,531
STARTEX	Startex Chemical, LLC	1,614,532